UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities and Exchange Act of 1934

June 14, 2017

Commission File Number: 333 - 217939

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. to its shareholders, as of June 14, 2017.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1.	Press release entitled “Publication of Circular and Prospectus in connection with the Proposed Acquisition of Reynolds American Inc.”, dated June 14, 2017.

Exhibit 2.	Prospectus, dated June 14, 2017, relating to the proposed issue of new British American Tobacco p.l.c. ordinary shares in connection with the proposed acquisition of Reynolds American Inc. and the application for admission of the new ordinary shares to the premium listing segment of the Official List of the Financial Conduct Authority and to trading on the main market for listed securities of the London Stock Exchange.

Exhibit 3.	Class 1 Circular, dated June 14, 2017, relating to the general meeting of shareholders of British American Tobacco p.l.c. to be held on July 19, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ John Benedict Stevens
Name:	John Benedict Stevens
Title:	Executive Director—Finance Director

Date: June 14, 2017